Exhibit 99.1

Niu Technologies Provides First Quarter 2024 Sales Volume Update

BEIJING, China, April. 04, 2024 - Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today provides its sales volume results for the first quarter of 2024.

	1Q 2024	1Q 2023	YoY%
China Market	110,115	81,518	35%
International Markets	19,024	12,889	48%
Total	129,139	94,407	37%

In the first quarter of 2024, NIU sold 129,139 units, with 110,115 units sold in China market and 19,024 units sold in international markets.

In the domestic market, our new products have captured significant mindshare since their launch, collectively accounting for over 50% of the total sales volume in the first quarter. Notably, our premium flagship model NXT contributed 26% to the total domestic sales. This model builds upon and seamlessly integrates the legendary design of our N1 model with modern upgrades and cutting-edge technology. Within just two weeks of its launch, we secured over 10,000 pre-orders, a testament to its robust market reception.

In the international markets, our comprehensive product lineup and significant progress in retail channel expansion have driven our sales volume to 19,024 units. Our products are prominently displayed in key markets such as the US, Germany, France, Spain, and other EU countries, underscoring our expanding global footprint in the electric two-wheeler market.

We expect to regain growth momentum in 2024, propelled by new models and expanding sales channels. Our unwavering confidence in reclaiming growth underscores our commitment to industry leadership.

Our sales volume count disclosed above is based on the delivery from our manufacturing facility, which may vary slightly from the sales volume measured from a financial accounting and reporting point of view. NIU’s sales volume represents only one measure of the company’s financial performance and should not be relied upon as an indicator of quarterly financial results, which depend on a variety of factors, including revenues from accessories, spare parts and services, cost of sales, operating expenses, etc.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles and kick-scooters. NIU has a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. Currently, we offer two model lineups, comprising a number of different vehicle types. These include (i) our electric scooter and motorcycle series, including NQi, MQi, UQi, F series, and others, and (ii) our micro-mobility series, including kick-scooter series, KQi, and e-bike series, BQi. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to sell its products and provide services. For more information, please visit www.niu.com.

Safe Harbor Statement

This press release contains statements that may constitute forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Niu Technologies

E-mail: ir@niu.com